CHURCH & DWIGHT CO., INC. AND SUBSIDIARIES

EXHIBIT 11 - Computation of Earnings Per Share

	Three Months Ended		Nine Months Ended
	September 25,	September 26,	September 25,	September 26,
(In thousands except per share amounts)	2009	2008	2009	2008
BASIC:
Net Income attributable to Church & Dwight Co. Inc.	$70,028	$48,989	$190,753	$150,945
Weighted average shares outstanding	70,419	68,400	70,332	67,106
Basic earnings per share	$0.99	$0.72	$2.71	$2.25
DILUTED:
Net Income attributable to Church & Dwight Co. Inc.	$70,028	$48,989	$190,753	$150,945
After-tax interest cost of convertible debt	-	436	-	2,272
Net Income plus assumed debt conversion	$70,028	$49,425	$190,753	$153,217
Weighted average shares outstanding	70,419	68,400	70,332	67,106
Dilutive effect of convertible debt	-	1,597	-	2,680
Incremental shares under stock option plans	1,205	1,274	1,111	1,259
	71,624	71,271	71,443	71,045
Diluted earnings per share	$0.98	$0.69	$2.67	$2.16